FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 26, 2009 announcing that Registrant’s business unit, Spacenet Rural Communications, is deploying a SkyEdge II network to cover hundreds of sites in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated March 26, 2009

Spacenet Rural Communications deploys Gilat’s SkyEdge II high-performance broadband satellite network to serve Banco de la Nación and other customers in Peru

Petah Tikva, Israel, March 26, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its business unit, Spacenet Rural Communications, is deploying a SkyEdge II network to cover hundreds of sites in Peru. The new network is being used to serve Peru’s national bank, Banco de la Nación, a long time customer of Gilat, as well as other private businesses.

With the migration to the new network, which includes a SkyEdge II hub and hundreds of SkyEdge II IP VSATs, Peru’s Banco de la Nación as well as other enterprise customers, will benefit from enhanced voice and data networking services. This includes high-speed connectivity to allow high throughput for file transfer, transactional service applications such as ATMs and voice quality IP telephony. The new network provides Banco de la Nación with a high availability solution including VSAT redundancy, in addition to providing excellent Quality of Service (QoS) for mission-critical applications.

SkyEdge II is an excellent solution for the banking and corporate sectors. With its high efficiency and full adaptivity, SkyEdge II gets the most out of the satellite link while providing a high-performance solution to customers.

“SkyEdge II provides us the competitive advantage we need to best serve the complex requirements of our customers,” said Arieh Rohrstock, General Manager, Spacenet Rural Peru. “We are already benefiting from the platform’s high efficiency which is contributing to space segment savings. With increasing space segment prices and lack of available capacity, we intend to upgrade hundreds of more internet and data sites to the SkyEdge II platform, allowing us to continue growing with internet services while reducing bandwidth consumption.”

SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. SkyEdge II enables the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications.

SkyEdge II adds new capabilities to Gilat’s industry-leading SkyEdge family of VSAT products. Gilat’s SkyEdge portfolio enables the delivery of high-quality voice, broadband data and video services. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers. With Gilat’s comprehensive SkyEdge portfolio, service providers can choose the most suitable product for their application needs.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., A provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com